SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                       NUCENTRIX BROADBAND NETWORKS, INC.
       -----------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    670198100
        -----------------------------------------------------------------
                                 (CUSIP Number)


                               Mark G. Schoeppner
                      Quaker Capital Management Corporation
                           401 Wood Street, Suite 1300
                         Pittsburgh, Pennsylvania 15222
                                 (412) 281-1948
        -----------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                  June 24, 2002
       -----------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ X ].

                                  SCHEDULE 13D
                                  ------------
CUSIP No.                                                   925817108

1)     NAME OF REPORTING PERSON

Quaker Capital Management Corporation
-------------------------------------

       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON
                                                            -----------

2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [   ]
                                                                     (b)   [ x ]

3)     SEC USE ONLY

4)     SOURCE OF FUNDS                                      Not Applicable
                                                            --------------

5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                      [   ]

6)     CITIZENSHIP OR PLACE OF ORGANIZATION                 United States
                                                            of America
                                                            -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

     7)   SOLE VOTING POWER                                 1,074,844
                                                            ---------

     8)   SHARED VOTING POWER                               1,361,579
                                                            ---------

     9)   SOLE DISPOSITIVE POWER                            1,074,844
                                                            ---------

     10)  SHARED DISPOSITIVE POWER                          1,361,579
                                                            ---------

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                               2,436,423
                                                            ---------

12)  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES         [  ]

     The Reporting Person disclaims beneficial ownership of 2,436,423 shares owned by its clients, Quaker Capital Partners, I, L.P. and Mark G. Schoeppner.

13)  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11)                                     23.42%
                                                            ------

14)  TYPE OF REPORTING PERSON                               IA
                                                            --

CUSIP No.                                                   925817108

1)   NAME OF REPORTING PERSON

Quaker Capital Partners I, L.P.
-------------------------------------

     S.S. OR I.R.S. IDENTIFICATION
     NO. OF ABOVE PERSON
                                                            -----------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [   ]
                                                                     (b)   [ x ]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS                                        WC
                                                            --

5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [   ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION                   United States
                                                            of America
                                                            -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

     7)   SOLE VOTING POWER                                 990,600
                                                            ---------

     8)   SHARED VOTING POWER                               0
                                                            ---------

     9)   SOLE DISPOSITIVE POWER                            990,600
                                                            --------

     10)  SHARED DISPOSITIVE POWER                          0
                                                            ---------

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                               990,600
                                                            ---------

12)  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES                    [  ]



13)  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11)                                     9.52%
                                                            ------

14)  TYPE OF REPORTING PERSON                               PN
                                                            --

CUSIP No.                                                   925817108

1)   NAME OF REPORTING PERSON

Quaker Premier, L.P.
-------------------------------------

     S.S. OR I.R.S. IDENTIFICATION
     NO. OF ABOVE PERSON
                                                            -----------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [   ]
                                                                     (b)   [ x ]

3)    SEC USE ONLY

4)    SOURCE OF FUNDS                                       Not Applicable
                                                            --------------

5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [   ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION                   United States
                                                            of America
                                                            -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

     7)   SOLE VOTING POWER                                 990,600
                                                            ---------

     8)   SHARED VOTING POWER                               0
                                                            ---------

     9)   SOLE DISPOSITIVE POWER                            990,600
                                                            ---------

     10)  SHARED DISPOSITIVE POWER                          0
                                                            ---------

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                               990,600
                                                            ---------

12)  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES[  ]

     The Reporting Person disclaims beneficial ownership of 990,600 shares owned by Quaker Capital Partners, I, L.P.

13)  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11)                                     9.52%
                                                            ------

14)  TYPE OF REPORTING PERSON                               PN
                                                            --

CUSIP No.                                                   925817108

1)   NAME OF REPORTING PERSON

Mark G. Schoeppner
-------------------------------------

     S.S. OR I.R.S. IDENTIFICATION
     NO. OF ABOVE PERSON
                                                            -----------

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [   ]
                                                                     (b)   [ x ]

3)   SEC USE ONLY

4)   SOURCE OF FUNDS                                        PF
                                                            --

5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [   ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION                   United States
                                                            of America
                                                            -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

     7)   SOLE VOTING POWER                                 84,244
                                                            ---------

     8)   SHARED VOTING POWER                               0
                                                            ---------

     9)   SOLE DISPOSITIVE POWER                            84,244
                                                            ---------

     10)  SHARED DISPOSITIVE POWER                          0
                                                            ---------

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                               84,244
                                                            ---------

12)  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES                    [  ]

     The Reporting Person disclaims beneficial ownership of 2,352,179 shares owned by clients of Quaker Capital Management Corporation and Quaker Capital Partners, I, L.P.

13)  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11)                                     .81%
                                                            ------

14)  TYPE OF REPORTING PERSON                               IN
                                                            --

Item 1.  Security and Issuer.
-----------------------------

          This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.001 per share ("Nucentrix Common Stock"), of Nucentrix Broadband Networks, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 4120 International Parkway, Suite 2000, Carrollton, Texas 75007.


Item 2.  Identity and Background.
---------------------------------

          This Statement is being filed by (i) Quaker Capital Management Corporation, a Pennsylvania corporation and a registered Investment Advisor under Section 203 of the Investment Advisors Act of 1940 ("QCMC"), as direct and indirect beneficial owner of Nucentrix Common Stock, (ii) Quaker Capital
Partners I, L.P., a Delaware limited partnership ("QCP1"), as direct and indirect beneficial owner of Nucentrix Common Stock, (iii) Quaker Premier, L.P., a Delaware limited partnership ("Premier"), as indirect beneficial owner of Nucentrix Common Stock, and (iv) Mark G. Schoeppner as direct and indirect beneficial owner of Nucentrix Common Stock (collectively, the "Reporting Persons").

          QCMC's principal executive offices are located at The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. QCMC is engaged in the business of providing investment management services. QCMC is the general partner of Premier. Premier's principal executive offices are located at The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. Premier's principal business activity is serving as the general partner of QCP1. QCP1 is primarily engaged in the business of investing in equity securities and its principal executive offices are located at The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. Mark G. Schoeppner is QCMC's President and sole executive officer and director. Mr. Schoeppner's current business address is The Arrott Building, 401 Wood Street, Suite 1300, Pittsburgh, Pennsylvania 15222. Mr. Schoeppner is a United States citizen.

          By virtue of the relationships described above (a) QCMC may be deemed to possess direct or indirect beneficial ownership of the Nucentrix Common Stock held by or deemed to be held by QCP1, QCMC's investment advisory clients, and Mr. Schoeppner (b) Premier may be deemed to possess indirect beneficial ownership of the Nucentrix Common Stock held by or deemed to be held by QCP1 and
(c) Mr. Schoeppner may be deemed to possess indirect beneficial ownership of the Nucentrix Common Stock held by or deemed to be held by QCP1 and QCMC.

          During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

          The Reporting Persons purchased all such shares of Nucentrix Common Stock with cash provided through the accounts of certain of their investment advisory clients and from its working capital and no funds were borrowed for such purpose. In the case of Mr. Schoeppner, he purchased all of his Nucentrix Common Stock with his personal funds.

Item 4.  Purpose of Transaction.
--------------------------------

          All 2,436,423 of the shares (the "Shares") of Nucentrix Common Stock owned or deemed to be owned by the Reporting Persons were, at the time of their purchase, acquired for investment purposes. The Reporting Persons are regularly engaged in providing various investment management services and investing in equity securities that they deem to be undervalued. In the ordinary course of their activities, the Reporting Persons analyze the operations, capital structure and markets for products and services of the companies in whose securities they invest (including those of the Company) on a continuous basis through, among other things, analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. In the course of engaging in these activities the Reporting Persons may participate in interviews or hold discussions with third parties, including other holders of securities of subject companies, or with management of subject companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing the value of this investment. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form, including, without limitation, such matters as disposing of one or more businesses, selling the Company or acquiring another company or business, changing operating or marketing strategies, changing or seeking to change members of the Company's management and restructuring the Company's capitalization or dividend policy.

          Based on the Company's performance and depending upon further evaluation of the Company's business and prospects, and upon future developments (including, without limitation, performance of Nucentrix Common Stock in the market, the attitude of, actions taken and information provided by the Company's Board of Directors and management, availability of funds, alternative investments, and monetary, stock market and general economic conditions), the Reporting Persons may from time to time purchase additional shares of Nucentrix Common Stock or dispose of all or a portion of the Shares. In the future, the Reporting Persons may seek to enhance the value of this investment in any number of ways including, without limitation, through the proposal, suggestion or pursuit of one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

          The Reporting Persons believe that the market value of Nucentrix Common Stock has declined substantially because of, among other things, a number of recent developments including, without limitation, (i) the report of KPMG LLP, former independent auditors to the Company, dated April 4, 2002 (April 18, 2002 with respect to note 17), which stated, in part, that "the Company's recurring losses from operations and resulting dependence upon access to additional financing raise substantial doubt about its ability to continue as a going concern", (ii) the Company's late filing of its annual report on Form 10-K for the fiscal year ended December 31, 2001 and its quarterly report of Form 10-Q for the first quarter ended March 31, 2002, (iii) bonuses paid to the Company's executive officers for the fiscal year ended December 31, 2001, deemed to be excessive by the Reporting Persons given the totality of the circumstances, (iv) lack of progress establishing strategic partnering relationships with regional internet service providers or regional incumbent local exchange carriers desirous of the 2.5 GHz frequencies licensed or leased by the Company, and (v) lack of progress executing a viable business model utilizing the 2.5 GHz spectrum.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

          QCMC may be deemed to be the beneficial owner of 1,361,579 shares of Nucentrix Common Stock which are owned by various of its investment advisory clients in accounts over which QCMC has shared voting and dispositive power. By virtue of being the general partner of Premier which is the general partner of QCP1, QCMC may also be deemed to be the beneficial owner of 990,600 shares of Nucentrix Common Stock owned by QCP1. QCMC may also be deemed to be the beneficial owner of 84,244 shares of Nucentrix Common Stock owned by Mark. G. Schoeppner, its president and sole director and executive officer. As a result of being the general partner of QCP1, Premier may be deemed to be the beneficial owner of 990,600 shares of Nucentrix Common Stock owned by QCP1. Mr. Schoeppner may be deemed to own all shares of Nucentrix Common Stock that QCMC is deemed to own. The filing of this Statement shall not be construed as an admission that such Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owners of these securities. Nor shall this Statement be construed as an admission that the Reporting Persons constitute a group.

          Accordingly, QCMC may be deemed to beneficially own an aggregate of 2,436,423 shares of Nucentrix Common Stock which represents approximately 23.42% of the outstanding shares of Nucentrix Common Stock (based upon the 10,402,814 shares of Nucentrix Common Stock outstanding on May 28, 2002 as reported in the Company's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 31, 2002). Premier may be deemed to beneficially own an aggregate of 990,600 shares of Nucentrix Common Stock which represents approximately 9.52% of the outstanding shares of Nucentrix Common Stock. QCP1 may be deemed to beneficially own an aggregate of 990,600 shares of Nucentrix Common Stock which represents approximately 9.52% of the outstanding shares of Nucentrix Common Stock and over which QCP1 has sole voting and dispositive power. Mr. Schoeppner may be deemed to beneficially own an aggregate of 2,436,423 shares of Nucentrix Common Stock which represents approximately 23.42% of the outstanding shares of Nucentrix Common Stock.

          The table below sets forth all of the purchases and sales of Nucentrix Common Stock by the Reporting Persons during the last 60 days.

                                   Number of
           Number of               Shares           Approximate
Date       Shares Purchased        Tendered         Price per share
5/9/02        5,300                                   $4.9657
5/10/02       7,100                                  $4.88521
5/13/02        300                                     $4.80
5/14/02       5,000                                    $4.71
5/15/02      16,100                                   $4.579
5/16/02       6,000                                    $4.52
5/17/02      23,100                                   $4.3632
5/20/02      22,000                                   $4.0427
5/21/02      25,900                                   $3.7946
5/22/02       7,700                                    $3.10
5/30/02      15,000                                   $3.0667



Item 6.  Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.
-----------------------------------------------------------------

          None of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any of the Company's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

          None.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2002                       QUAKER CAPITAL MANAGEMENT CORPORATION


                                         /s/ Mark G. Schoeppner
                                         ------------------------------
                                         Mark G. Schoeppner, President


                                         QUAKER CAPITAL PARTNERS I, L.P.

                                         By:  Quaker Premier, L.P., its
                                              general partner

                                              By:  Quaker Capital Management
                                                   Corporation, its general
                                                   partner

                                              By:  /s/ Mark G. Schoeppner
                                                   ----------------------------
                                                   Mark G. Schoeppner
                                                   President


                                         QUAKER PREMIER, L.P.

                                         By:  Quaker Capital Management
                                              Corporation, its general
                                              partner

                                              By:  /s/ Mark G. Schoeppner
                                                   ----------------------------
                                                   Mark G. Schoeppner
                                                   President


                                         /s/ Mark. G. Schoeppner
                                         -----------------------------------
                                         Mark G. Schoeppner